FEDERAL INSURANCE COMPANY
Endorsement No.:	10
Bond Number:	82341176

NAME OF ASSURED: CAPITOL SERIES TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 7 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 21, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 19, 2016

By

Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No:	11

Bond Number:	82341176

NAME OF ASSURED: CAPITOL SERIES TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Capitol Series Trust

Meritage Growth Equity Fund

Meritage Value Equity Fund

Meritage Yield-Focus Equity Fund

First Security Municipal Bond Fund

Fuller & Thaler Behavioral Core Equity Fund

Preserver Alternative Opportunities Fund

Canterbury Portfolio Thermostat Fund

Hedeker Strategic Appreciation Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 21, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 19, 2016

By

Authorized Representative